EXHIBIT (a)(5)(D)

GULL HOLDINGS INCREASES USANA OFFER TO $28.00 PER SHARE, FORMALLY EXTENDS TO JULY 14, 2008

SALT LAKE CITY—(BUSINESS WIRE)—Gull Holdings and Unity Acquisition Corp. announced today that they are amending their offer to purchase all of the outstanding shares of USANA Health Sciences, Inc. (NASDAQ:USNA - News). Gull and Unity have increased the price of the cash offer from $26.00 to $28.00 per share. This offer price represents the purchasers’ best and final offer, and is the highest price permitted, while meeting revolver availability requirements, under their debt financing commitment. The increased offer price is 34.4% higher than the closing price on the day prior to Gull’s announcement of its intention to commence the original offer, and a 39.1% premium to the volume weighted average price for the 30 days prior to that announcement.

Gull and Unity are formally extending the offer and related withdrawal rights to midnight, New York City time, on Monday, July 14, 2008. The tender offer was previously set to expire at midnight, New York City time, on Friday, June 27, 2008. As of the previously scheduled expiration date, 1,595,540 shares (including 605,109 shares subject to guaranteed delivery) had been tendered in and not withdrawn from the offer. These tendered shares, when taken together with the offer participants’ current holdings, constitute approximately 76.4% of the outstanding shares of USANA (on a fully diluted basis).

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of USANA Health Sciences, Inc. Unity Acquisition Corp. filed a tender offer statement with the SEC on June 2, 2008, as subsequently amended, and has mailed an Offer to Purchase, forms of letters of transmittal and related documents to USANA shareholders. These documents contain important information about the tender offer, and USANA shareholders are urged to carefully read those documents and any other documents relating to the tender offer that are filed with the SEC. These documents are available at no charge on the SEC’s website at www.sec.gov. Copies may also be obtained for free by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, 1-800-207-3158.

Forward-Looking Statements

Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, the inability to complete the offer due to the failure to satisfy the conditions to the offer set forth in the Offer to Purchase.

CONTACT:	D.F. King & Co., Inc.
1-800-207-3158

SOURCE:	Gull Holdings, Ltd.